Filed by The Bank of Yokohama, Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-02790) and
The Higashi-Nippon Bank, Limited (File Number: 132-02789)
Dated October 5, 2015

Filed by The Bank of Yokohama, Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number:
132-02790) and The Higashi-Nippon Bank, Limited
(File Number: 132-02789) Dated October 5, 2015
Outline of synergy measures
o The new financial group aims to reduce costs by promoting
streamlining of and improvements in efficiency in
administration, IT systems and branches to generate
personnel to place into growing areas and business fields.
The two banks will also aim to complement each other using
their know-how in areas in which they have strengths in
order to increase transactions with small- and medium-sized
enterprises and individuals in the Tokyo area.
Major synergy measures
Target (5 years after integration)
Promote streamlining and improvements in efficiency (cost
synergies)
o Promote integration of administration and IT systems
o Consolidate various administration centers and financial
subsidiaries
o Integrate market divisions and administration centers
o Streamline headquarter organizations
o Consolidate overlapping branches (approximately 5
branches) and convert branches to satellite branches
o Introduce low-cost operations and joint purchase
Cost reduction: 3 billion yen
(cumulative total in 5 years: 6.7 billion yen)
Shifted personnel: 200 (Reassign personnel to departments
with higher earnings) Generate and shift sales personnel
Strategically place personnel and funds into growing areas
and business fields
Reinforce recruitment of new employees
Build business structure (earnings synergies)
(Bank of Yokohama) Increase of transactions mainly with
individuals
o Open new branches individually and jointly (approximately
5 branches) and share Higashi-Nippon Bank's existing
branches as a sales base (approximately 10 bases)
o Strengthen consulting services to high net worth
individuals
o Expand introduction of customers to securities subsidiary
for a fee
o Strengthen card loans through expanded ATM network
(Higashi-Nippon Bank) Increase of transactions mainly with
small- and medium-sized enterprises
o Open new branches individually and jointly (approximately
15 branches) and share Bank of Yokohama's existing branches
as a sales base (approximately 5 bases)
o Enhance risk-taking ability (funding capability)
o Strengthen foreign exchange transactions and overseas
operations through the use of overseas presence
o Strengthen sales of investment products
Strengthen business structure
Open approx. 20 new branches (5 of which will be shared
branches) Establish approx. 15 shared sales bases Loans:
approx. +1 trillion yen
Gross operating income: approx. +15 billion yen
(cumulative total in 5 years: approx. +35 billion yen)
7

Management objectives for fiscal 2020

- The new financial group will aim to achieve 290 billion yen in gross operating income and 100 billion yen in profit attributable to owners of parent for fiscal 2020 by maximizing synergy achieved through the steady implementation of management strategy.

(Unit: 100 million yen)

	Actual results for fiscal 2014			Target for fiscal 2020		
	Bank of Yokohama	Higashi-Nippon Bank	New financial group (simple aggregation)	New financial group	Increase or Decrease (in 6 years)	Compound Annual Growth Rate
Average balance of deposits (non-consolidated)	116,524	17,565	134,090	160,000	+19%	+2.9%
Average balance of loans (non-consolidated) < > indicates synergy impact	96,367	14,833	111,201	140,000 <+10,000>	+25%	+3.9%
Gross operating income (non-consolidated) ( ) indicates amount in Tokyo < > indicates synergy impact	2,044 (237)	318 (208)	2,363 (445)	2,900 (650) <+150>	+22% (+46%)	+3.4% (+6.5%)
Core net business profit (non-consolidated)	1,040	86	1,127	1,550	+37%	+5.4%
Profit attributable to owners of parent (consolidated)*	763 (669)	85 (39)	848 (708)	1,000 (1,000)	+17% (+41%)	+2.7% (+5.9%)
OHR (non-consolidated)	49.1%	72.8%	52.3%	Upper 40%	-	-
ROE (consolidated)*	8.3% (7.3%)	7.8% (3.6%)	8.3% (6.9%)	Upper 7%	-	-
Total capital ratio (non-consolidated)	12.9%	9.0%	12.3%	Approx. 12%	-	-

* The amount in ( ) excludes the impact of gains on bargain purchase and gains or losses related to stock

<Shareholder return policy following the integration>
The new financial group plans to follow Bank of Yokohama's current shareholder return policy.

8

The Higashi-Nippon Bank, Limited and The Bank of Yokohama,
Ltd., or one of them, may file a registration statement on
Form F-4 ("Form F-4") with the U.S. Securities and Exchange
Commission (the "SEC") in connection with the possible
business combination (or integration) between the two
companies, if it is consummated. The Form F-4 (if filed)
will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of The
Higashi-Nippon Bank, Limited and The Bank of Yokohama, Ltd.,
or one of them, prior to the shareholders' meeting(s) at
which such business combination (or integration) will be
voted upon. The Form F-4 and prospectus (if the Form F-4 is
filed) will contain important information about the two
companies, such business combination (or integration) and
related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus
and other documents that may be filed with the SEC in
connection with such business combination (or integration)
carefully before they make any decision at the respective
shareholders' meeting with respect to such business
combination (or integration). Any documents filed with the
SEC in connection with such business combination (or
integration) will be made available when filed, free of
charge, on the SEC's web site at www.sec.gov. In addition,
upon request, the documents can be distributed for free of
charge. To make a request, please refer to the following
contact information.

The Bank of Yokohama, Ltd.
Corporate Planning Department, Public Relations Office Tel:
045-225-1141

The Higashi-Nippon Bank, Limited
Corporate Planning Department, Public Relations Office and
CSR Tel: 03-3273-4073